SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549



                       SCHEDULE 14D-9

            SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO
                      SECTION 14(D)(4)
           OF THE SECURITIES EXCHANGE ACT OF 1934

                   TALLEY INDUSTRIES, INC.

                  (Name of Subject Company)

                     William B. Danzell
                       Saad A. Alissa

            (Name of Person(s) Filing Statement)


           Common Stock, par value $1.00 per share
 (Including the associated Preferred Stock Purchase Rights)

               (Title of Class of Securities)

                          87468710

           ((CUSIP) Number of Class of Securities)

            Series A Convertible Preferred Stock,
                  par value $1.00 per share

               (Title and Class of Securities)

                          87468720

           ((CUSIP) Number of Class of Securities)




   Series B $1.00 Cumulative Convertible Preferred Stock,
                  par value $1.00 per share

               (Title of Class of Securities)

                          87468730

           ((CUSIP) Number of Class of Securities)

                     William B. Danzell
                        P.O. Box 7169
              Head Island, South Carolina 29938
                       (803) 785-2929

  (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of the
                 Person(s) Filing Statement


                         Copies to:
                   David J. Levenson, Esq.
          Venable, Baetjer, Howard & Civiletti, LLP
           1201 New York Avenue, N.W., Suite 1000
                   Washington, D.C. 20005
                       (202) 962-4831

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CUSIP No. 87468710                           Page 2 of 6

Item 1.  Security and Subject Company.

The title of the classes of equity securities to which this statement relates and the name and the address of the principal executive offices of the subject company are:

           Common Stock, par value $1.00 per share

            Series A Convertible Preferred Stock,
                  par value $1.00 per share

   Series B $1.00 Cumulative Convertible Preferred Stock,
                  par value $1.00 per share



                   Talley Industries, Inc.
                   2702 North 44th Street
                         Suite 100A
                   Phoenix, Arizona 85008

Item 2.  Tender Offer of the Bidder.

The tender offer to which this statement relates is that of Score Acquisition Corp., a wholly owned subsidiary of Carpenter Technology Corporation; the address of the principal executive offices of both entities is 101 West
Bern Street, Reading, PA 19601.

Item 3.  Identity and Background.

The name and business address of each of the persons filing this statement are:

                     William B. Danzell
                        P.O. Box 7169
                       18 Pope Avenue
                Executive Park Road, Suite 3
          Hilton Head Island, South Carolina 29929

                  Saad A. Alissa, President
                 Abdullatif Ali Alissa Est.
                        P.O. Box 192
                       Alkhobar 31952
                        Saudi Arabia
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CUSIP No. 87468710                           Page 3 of 6

Item 4.  The Solicitation or Recommendation.

The persons filing this statement recommend that security holders reject the tender offer by Score Acquisition Corp., a wholly owned subsidiary of Carpenter Technology
Corporation, as inadequate, in that no market survey was made and no auction was conducted to obtain the best price available for security holders.

Item 5.  Person Retained, Employed or to be Compensated.

No person has been retained or is to be compensated by or on behalf of the persons filing this statement, to make recommendations to security holders, but the persons filing this statement may do so in the future.

Item 6.  Recent Transactions and Intent With Respect to
Securities.

The persons filing this statement have not effected any transaction in the securities of the subject company during the past 60 days.

The persons filing this statement presently do not intend to tender to the bidder their securities of the subject company, or to sell their securities.

Item 7.  Certain Negotiations and Transactions by the
Subject Company.

Not applicable.

Item 8.  Additional Information.

None/not applicable.

Item 9.  Material to be Filed as Exhibits.

(a) A news release dated September 27, 1997 was made in connection with the recommendation to reject the tender offer of the bidder.

CUSIP No. 87468710                           Page 4 of 6

                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: October 14, 1997        /s/William B. Danzell

                              William B. Danzell


Date: October 14, 1997        /s/Saad A. Alissa

                              Saad A. Alissa

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CUSIP No. 87468710                           Page 5 of 6

                                                  Exhibit A

         SCREAM Founders Oppose Talley Takeover Bid

For Immediate Release

     HILTON HEAD ISLAND, SC (Sept. 26, 1997) -- Two founders of the minority shareholders group that forced the ouster of Talley Industries' (NYSE:TAL) chief executive officer and another director criticized as inadequate a $12-per-share takeover bid by Carpenter Technology Corp. (NYSE:CRS) announced earlier today.

     "The founders of SCREAM (Shareholders Committee to
Remove Entrenched and Arrogant Management) considers this offer unsatisfactory and simply will not support it at such a low price because the breakup value of the company, we believe, is significantly higher," said William B. Danzell, who formed SCREAM with Saad A. Alissa.

     "Carpenter Technology is bottom fishing," Danzell said.

     "We are pleased that Talley's board of directors has placed the company in play and is entertaining an offer to sell the company," Danzell said.

     But the board has an obligation to its shareholders to maximize the value of their holdings by allowing other companies to bid on Talley's divisions individually, he said.

     "We feel that, sold separately, Talley's airbag, stainless teel, defense and industrial products divisions are worth much more individually than the whole," Danzell said. "Talley has thus far prevented other companies from extending bids or evaluating the individual segments.
Carpenter is the only one that has been allowed access."

CUSIP No. 87468710                           Page 6 of 6

     Talley shareholders voted May 8, 1997, to remove
Chairman and CEO William Mallender and Director Townsend
Hoopes from the Phoenix-based holding company's board of directors, supporting a proxy filed by SCREAM, a group controlling 10.3 percent of Talley's common stock. SCREAM consisted of Saad A. Alissa, Robert T. Craig, William B.
Danzell and Ralph A. Rockow. Craig and Rockow were elected to the Talley board to replace Mallender and Hoopes.

     Talley Industries, Inc. designs, manufactures and supplies specialized industrial, commercial and aerospace products and services, including stainless steel bar and wire rod, and high reliability electronic components. The company was a pioneer in the automotive airbag industry and is currently developing new airbag technology.

     Carpenter Technology, based in Reading, PA, is engaged in the manufacture, fabrication and distribution of specialty metals. It also manufactures engineered products, including structural ceramics, and ultra-hard wear parts.

Contact:  William B. Danzell, Danzell Investment Management,
          Ltd., (803) 785-2929

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